1 Amer Sports, Inc. Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands PROXY STATEMENT General The Board of Directors of Amer Sports, Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 14, 2026 at 9:00 a.m., New York time (ET). The AGM will be held virtually via live webcast in accordance with Cayman Islands law and the second amended and restated memorandum and articles of association of the Company and shareholders can attend electronically. You will be able to attend the AGM online by visiting meetnow.global/MC6VMRH. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials. On April 1, 2026, we published a notice of the AGM and our proxy materials on the Investor Relations section of the Company’s website at https://investors.amersports.com/home/default.aspx and on the SEC’s website at https://www.sec.gov and mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. Record Date, Share Ownership and Quorum Only the holders of record of ordinary shares (the “Ordinary Shares”) of the Company as at the close of business on March 20, 2026 (New York time (ET)) (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment or postponement thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date for the AGM. As of the close of business on the Record Date, 581,822,024 Ordinary Shares were issued and outstanding. One or more shareholders entitled to vote and present in person (which includes attending by electronic means) or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than a one- third of the total votes attached to all issued and outstanding shares constitutes a quorum of the shareholders. Voting and Solicitation Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The Company’s second amended and restated articles of association provided that election of directors shall be determined by a plurality of the votes cast and the proposed resolution relating to ratification of appointment of KPMG LLP as our independent registered public accounting firm shall be determined by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

2 Voting by Holders of Ordinary Shares Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in the discretion of such proxy holder. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment or postponement thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on May 11, 2026 to ensure your representation at our AGM. The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Computershare Inc. (“Computershare”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by Computershare. You may provide voting instructions by returning a proxy card. You also may attend the AGM virtually and vote. If you own Ordinary Shares of record and you do not vote virtually or by proxy at the Annual Meeting, your shares will not be voted. If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card. Broker Non-Votes and Abstentions Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The Re- Election of Directors will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction. With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum, but abstentions will have no effect on any of the Proposals and broker non-votes will have no effect on any non-routine Proposals. Revocability of Proxies Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@amersports.com, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM virtually and voting. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy

3 from such institution and voting at the AGM virtually. If you are not planning to attend our AGM virtually, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on May 11, 2026. At the AGM, there will be laid before the meeting the audited financial statements for the financial year ended December 31, 2025 and the reports of the directors and auditors of the Company thereon. Shareholders attending the AGM in person or by proxy or by authorized representative will be asked to consider and, if thought fit, passing and approving the following resolutions: PROPOSAL 1: RE-ELECTION OF DIRECTORS TO RE-ELECT EACH OF THE INDIVIDUALS LISTED FROM “A” TO “D” BELOW, AS A DIRECTOR OF THE COMPANY (THE “NOMINEE(S)”), EACH TO SERVE FOR A TERM ENDING ON THE DATE OF THE THIRD ANNUAL GENERAL MEETING OF THE MEMBERS FOLLOWING THIS ANNUAL GENERAL MEETING OR UNTIL SUCH PERSON RESIGNS, RETIRES OR IS REMOVED IN ACCORDANCE WITH THE TERMS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY: a. Bruno Sälzer; b. Dennis J. (Chip) Wilson; c. Kin Wah Stephen Yiu; and d. Jie (James) Zheng. Each of Bruno Sälzer, Dennis J. (Chip) Wilson, Kin Wah Stephen Yiu and Jie (James) Zheng has been nominated for re-election as a director of the Company, each to serve until the third annual general meeting of shareholders following the AGM or until such person resigns, retires or is removed in accordance with the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”). Information relating to the Nominees is set forth below: Name Age Position(s) Bruno Sälzer 68 Director and Lead Independent Director (1)(2)* Dennis J. (“Chip”) Wilson 70 Director* Kin Wah Stephen Yiu 65 Director (3)* Jie (James) Zheng 57 Director and Chief Executive Officer (1) Member of the Nominating and Corporate Governance Committee. (2) Member of the Compensation Committee. (3) Member of the Audit Committee. * Independent Director. Dr. Bruno Sälzer has served as a member of our board of directors since our IPO. Dr. Sälzer is currently a member of the supervisory boards of the lifestyle brand Zino Davidoff, the fashion group Lacoste and the department store Ludwig Beck. He was a member of the supervisory board of the shoe retailer Deichmann from 2008 to 2025

4 and a board member of Amer Sports Corporation from 2008 to 2019. From 2014 to 2018 he was the Chairman and Chief Executive Officer of Bench Limited, a British streetwear company. Prior to that, he was the Chief Executive Officer and Vice-Chairman of the administrative board of the luxury women fashion brand Escada. From 1995 to 2008 he was a member of the Managing Board at Hugo Boss, a leading global premium fashion company. He was the Chairman and Chief Executive Officer at Hugo Boss from 2002 to 2008. Dr. Sälzer has a diploma in business administration and a doctorate in logistics from Mannheim University. Dennis J. (Chip) Wilson has served as a member of our board of directors since our IPO. Mr. Wilson is also a director of Low Tide Properties, Ltd., a Vancouver-based real estate investment and property management company, as well as the Wilson 5 Foundation, which is his family’s private philanthropic foundation. Mr. Wilson served on the board of FSHD Unlimited Coöpertie UA, a cooperative society under the laws of the Netherlands from 2017 to 2022. In 1998, Mr. Wilson founded lululemon athletica inc., a yoga-inspired technical apparel company, and from 1998 to 2015, Mr. Wilson served on the board, and acted as chairman of the board from 1998 through 2003. Mr. Wilson also served on the board of Westbeach Snowboard Ltd. from 1979 to 1997. Mr. Wilson has a bachelor’s degree in economics from the University of Calgary. Kin Wah Stephen Yiu has served as a member of our board of directors since our IPO. Mr. Yiu has served as an independent non-executive director of ANTA Sports Products Limited (“ANTA Sports”) since 2018 and is the chairman of its audit committee. Mr. Yiu has also served as an independent non-executive director of China Mobile Ltd. since 2017 and is currently a member of its remuneration and nomination committees and chairman of its audit committee. Mr. Yiu is also a board member of the Airport Authority Hong Kong and serves as the chairman and a non-executive director of the Hong Kong Insurance Authority, a member of the Exchange Fund Advisory Committee, a member of the Independent Commission Against Corruption Complaints Committee, the treasurer and a council member of The Hong Kong University of Science and Technology, and a director of the Hong Kong Academy of Finance. From 2017 to 2023, Mr. Yiu was an independent non-executive director of the Hong Kong Exchanges and Clearing Limited. Mr. Yiu joined KPMG in Hong Kong in 1983 and held various roles, including Partner in Charge of Audit from 2007 to 2010 and chairman and Chief Executive Officer of KPMG China and Hong Kong, as well as sitting on the Executive Committee and the Board of KPMG International and KPMG Asia Pacific from 2011 to 2015. Mr. Yiu has a professional diploma in accountancy from The Hong Kong Polytechnic University and a master’s degree of business administration from the University of Warwick. Jie (James) Zheng has served as our Chief Executive Officer since 2020 and as a member of our board of directors since our IPO. Mr. Zheng has also served as a director of ANTA Sports since 2009. From 2001 to 2008, Mr. Zheng served in various roles at Adidas, a global athletic apparel company, including General Manager of Reebok (China) and Executive Vice President of Sales of Adidas Greater China. Mr. Zheng joined ANTA Sports in 2008, serving as Group President and Executive Director prior to becoming Chief Executive Officer. Mr. Zheng is also the Vice Chair for the World Federation of the Sporting Goods Industry (WFSGI) and was the Co-Chair of WFSGI from 2020 to 2022. Mr. Zheng has a bachelor’s degree in management science from Fudan University in Shanghai. In accordance with Article 87A(3) of the Memorandum and Articles of Association, the re-election of directors shall be determined by a plurality of votes cast. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in such manner as determined by the proxy holder in his or her discretion. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

5 PROPOSAL 2: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY’S APPOINTMENT OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO AUDIT THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026, BE RATIFIED. The Company seeks shareholder ratification of the Company’s appointment of KPMG LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in the discretion of the proxy holder. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE COMPANY’S SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. ANNUAL REPORT AND COMPANY INFORMATION A copy of our 2025 Annual Report to shareholders, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.amersports.com/stock-and- financial-info/annual-reports/default.aspx and on the SEC’s website at https://www.sec.gov. OTHER MATTERS We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, the proxy holder will be entitled to vote at his or her discretion. By Order of the Board of Directors, Shizhong Ding Dated: April 1, 2026